UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Scott’s Liquid Gold-Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

810202101

(CUSIP Number)

DANIEL J. ROLLER

MARAN CAPITAL MANAGEMENT, LLC

1409 Columbine Street

Denver, CO 80206

(917) 612-7645

ANDREW FREEDMAN, ESQ.

SEBASTIAN ALSHEIMER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Maran Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		780,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

780,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Maran Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		780,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

780,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Maran SPV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		840,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

840,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Maran SPV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		840,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

840,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Maran Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,620,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,620,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,620,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%
14	TYPE OF REPORTING PERSON

IA, OO

6

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Daniel J. Roller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,620,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,620,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,620,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%
14	TYPE OF REPORTING PERSON

IN, HC

7

CUSIP No. 810202101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 6, 2021, Maran Capital and certain of its affiliates (collectively, “Maran”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to (i) appoint R. Rimmy Malhotra, Tisha Pedrazzini (each a “Maran Independent Appointee” and collectively, the “Maran Independent Appointees”) and Daniel J. Roller (the “Maran Appointee”) as directors with terms expiring at the Issuer’s 2021 Annual Meeting of Shareholders (the “2021 Annual Meeting”); (ii) nominate, recommend and support the Maran Appointee and the Maran Independent Appointees for election to the Board at the 2021 Annual Meeting, for a term expiring at the Issuer’s 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”); and (iii) hold a meeting of the Board as soon as practicable following the execution of the Agreement to determine whether the Issuer’s shareholder rights agreement continues to be in the best interests of the Issuer and its shareholders. The Agreement further provides that until the expiration of the Standstill Period (as defined below), the Board shall not increase the size of the Board to more than eight (8) directors.

Additionally, pursuant to the terms of the Agreement, the Issuer agreed (i) to appoint Mr. Malhotra to the Audit Committee, (ii) to appoint Mr. Malhotra to the Compensation Committee, and (iii) to appoint the Maran Nominee to the Nominating and Corporate Governance Committee. The Agreement also provides for replacement rights if the Maran Appointee ceases to be a director prior to the expiration of the Standstill Period (as defined below), and at such time Maran beneficially owns in the aggregate at least 7% of the Issuer’s then outstanding shares of Common Stock.

Pursuant to the terms of the Agreement, Maran agreed, among other things, to vote all shares of Common Stock beneficially owned by it at all meetings of the Issuer’s stockholders (i) in favor of all directors nominated by the Board for election and (ii) in accordance with the Board’s recommendation with respect to any other Issuer proposal or shareholder proposal or nomination presented at such meetings, subject to customary carve-outs, including the ability to vote as it determines in its sole discretion on certain extraordinary transactions.

Maran also agreed to certain customary standstill provisions, effective from the date of the Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for submission of shareholder nominations for the Issuer’s 2022 Annual Meeting (the “Standstill Period”), and (y) the announcement of an extraordinary transaction that would result in a change of greater than 50% of the ownership or control of the Issuer, prohibiting it from, among other things: (i) soliciting proxies with respect to the securities of the Issuer; (ii) entering into any voting agreement or forming, joining or participating in a “group” with other shareholders of the Issuer, other than affiliates of Maran; (iii) depositing any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock; (iv) submitting or encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors; (v) submitting any proposal for stockholder consideration at any annual or special meeting of shareholders suggesting or making any tender offer, exchange offer, merger, or acquisition proposal, soliciting a third party to make an acquisition proposal, commenting on any third-party acquisition proposal, or calling or seeking to call a special meeting of shareholders; and (vi) seeking, alone or in concert with others, representation on the Board, except as permitted in the Agreement.

The Issuer and Maran also made certain customary representations, agreed to mutual non-disparagement provisions and agreed to jointly issue a press release announcing certain terms of the Agreement.

8

CUSIP No. 810202101

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 12,612,963 shares outstanding, as of November 2, 2020, which is the total number of shares outstanding as reported in the Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

A.	Maran Partners LP
(a)	As of the date hereof, Maran Partners LP directly owned 780,070 shares of Common Stock.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 780,070
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 780,070

(c)	Maran Partners LP has not entered into any transactions in the Common Stock during the past sixty days.
B.	Maran Partners GP
(a)	Maran Partners GP, as the general partner of Maran Partners LP, may be deemed to beneficially own the 780,070 shares of Common Stock owned directly by Maran Partners LP.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 780,070
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 780,070

(c)	Maran Partners GP has not entered into any transactions in the Common Stock during the past sixty days.
9

CUSIP No. 810202101

C.	Maran SPV
(a)	As of the date hereof, Maran SPV directly owned 840,000 shares of Common Stock.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 840,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 840,000

(c)	Maran SPV has not entered into any transactions in the Common Stock during the past sixty days.
D.	Maran SPV GP
(a)	Maran SPV GP, as the general partner of Maran SPV, may be deemed to beneficially own the 840,000 shares of Common Stock owned directly by Maran SPV.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 840,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 840,000

(c)	Maran SPV GP has not entered into any transactions in the Common Stock during the past sixty days.
E.	Maran Capital Management
(a)	Maran Capital Management, as the investment manager of Maran Partners LP and Maran SPV, may be deemed to beneficially own the (i) 780,070 shares of Common Stock owned directly by Maran Partners LP and (ii) 840,000 shares of Common Stock owned directly by Maran SPV.

Percentage: Approximately 12.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,620,070
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,620,070

(c)	Maran Capital Management has not entered into any transactions in the Common Stock during the past sixty days.

10

CUSIP No. 810202101

F.	Daniel J. Roller

(a)	Mr. Roller, as the sole managing member of each of Maran Capital Management, Maran Partners GP and Maran SPV GP, may be deemed to beneficially own the (i) 780,070 shares of Common Stock owned directly by Maran Partners LP and (ii) 840,000 shares of Common Stock owned directly by Maran SPV.

Percentage: Approximately 12.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,620,070
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,620,070

(c)	Mr. Roller has not entered into any transactions in the Common Stock during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Corporation that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 6, 2021, Maran and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement by and among Maran Partners Fund, LP, Maran Partners GP, LLC, Maran SPV, LP, Maran SPV GP, LLC, Maran Capital Management, LLC, Daniel J. Roller and Scott’s Liquid Gold-Inc., dated January 6, 2021.

11

CUSIP No. 810202101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2021

MARAN PARTNERS FUND, LP

By:	Maran Partners GP, LLC, its general partner

By:	/s/ Daniel J. Roller
	Name:	Daniel J. Roller
	Title:	Managing Member

MARAN PARTNERS GP, LLC

By:	/s/ Daniel J. Roller
	Name:	Daniel J. Roller
	Title:	Managing Member

MARAN SPV, LP

By:	Maran SPV GP, LLC, its general partner

By:	/s/ Daniel J. Roller
	Name:	Daniel J. Roller
	Title:	Managing Member

MARAN SPV GP, LLC

By:	/s/ Daniel J. Roller
	Name:	Daniel J. Roller
	Title:	Managing Member

MARAN CAPITAL MANAGEMENT, LLC

By:	/s/ Daniel J. Roller
	Name:	Daniel J. Roller
	Title:	Managing Member

/s/ Daniel J. Roller
DANIEL J. ROLLER

12